Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Intraware, Inc. (the "Company") on Form 10-K for the fiscal year ended February 28, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Peter H. Jackson, Chairman, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)   The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 25, 2007

/s/ PETER H. JACKSON
Peter H. Jackson
Chairman, Chief Executive Officer and President of
Intraware, Inc.
(Chief Executive Officer)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Intraware, Inc. (the "Company") on Form 10-K for the period ended February 28, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Wendy A. Nieto, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)   The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 25, 2007

/s/ WENDY A. NIETO
Wendy A. Nieto
Executive Vice President and Chief Financial Officer of
Intraware, Inc.
(Chief Financial Officer)